25 February 2002

ACN 008 421 761
Level 39, AMP Centre,
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 31 October 2001 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. A media release titled "High Court grants Boral special leave to appeal in Trade Practices landmark case" issued on 14 December 2001.

2. A media release titled "Pricing Irregularities in Perth Brick Markets" issued on 1 February 2002.

3. A letter dated 13 February 2002 attaching the Results Announcement for the half year ended 31 December 2001, ASX Appendix 4B Half Yearly Report incorporating the consolidated financial report and Directors' Report.

4. A letter dated 13 February 2002 attaching slides showing by the Managing Director during a briefing for analysts on Boral's results for the half year ended 31 December 2001.

Yours faithfully

dlw 3/14

M.B. Scobie
Company Secretary

MEDIA RELEASE

BORAL LIMITED
ACN 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

14 December 2001

High Court grants Boral special leave to appeal in Trade Practices landmark case

Boral is pleased that the High Court today granted Boral Masonry special leave to appeal against the decision of the Full Court of the Federal Court handed down earlier this year. The Federal Court decision found that Boral Masonry engaged in a misuse of market power, by way of predatory pricing, in contravention of the Trade Practices Act.

The legal proceedings were commenced by the Australian Competition and Consumer Commission in early 1998, and concerned allegations of predatory pricing by the Boral concrete masonry operation in Victoria from 1994 to 1996.

The trial judge, Justice Heerey, found that there was no misuse of market power or predatory pricing.

The ACCC subsequently appealed that decision. In overturning the trial judgment, the Full Court judges departed from existing views on "market power" and when it might be "misused", and set out new law on predatory pricing. That new Australian law was inconsistent with the law as applied by US and European courts.

Boral welcomes the review of the case and the law by the High Court, which will now occur by way of the appeal.

For further information, contact:

Michael Scobie,
General Manager, Corporate Services
& Company Secretary
(02) 9220 6362

Kylie FitzGerald,
General Manager, Corporate Affairs
(02) 9220 6390

MEDIA RELEASE

BORAL LIMITED
ACN 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

1 February 2002

Pricing Irregularities in Perth Brick Markets

Boral announced today that information has been received regarding pricing irregularities in brick markets in Perth between September and December 2001.

Boral has commenced an internal investigation and has advised the Australian Competition and Consumer Commission of a potential breach of the Trade Practices Act.

Boral is fully cooperating with the ACCC in its investigation of the matter.

Boral's Managing Director, Mr Rod Pearse, said: "Boral is treating the information with the utmost concern and confirms that the Company's Trade Practices Policy requires all operations to comply strictly with the Trade Practices Act".

There is nothing further that Boral is able to report at this time.

Boral contacts:

Michael Scobie,
General Manager, Corporate Services
& Company Secretary
(02) 9220 6362

Kylie FitzGerald,
General Manager, Corporate Affairs
(02) 9220 6390

02 MAR -3 ... 9:10

ACN 008 421 761
Level 39, AMP Centre,
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

13 February 2002

The Manager, Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Half Yearly Results Announcement

We attach the following:-

1. Results Announcement for the half year ended 31 December 2001.

2. ASX Appendix 4B Half Yearly Report incorporating the consolidated financial report.

3. Directors' Report.

We confirm that the Company will be treated as having lodged the financial report and Directors' Report with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

M.B. Scobie
Company Secretary

MEDIA RELEASE

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

Results announcement
for the half-year ended 31 December 2001

13 February 2002

BORAL'S UNDERLYING PROFIT INCREASES BY 28% TO $92 MILLION

Major features

- Net profit after tax before profit on disposal of businesses up 27.7% to $92.2 million
- Net profit after tax steady at $92.2 million
- Earnings per share steady at 16.2 cents
- 9.0 cents per share interim dividend declared, franked to a level of 35%
- Sales revenue up by 4.7% to $1.73 billion
- EBITDA* increased by 4.2% to $255.7 million
- EBITDA* to sales margin steady at 14.8%
- EBIT* up by 5.5% to $161.1 million
- Australian EBIT* down 1.8% to $97.8 million; USA EBIT up 3.5% to $59.2 million; Asian EBIT up to $10.4 million from a $0.6 million loss
- Interest down 15.3% to $31.5 million
- Tax expense down 28.6% to $37.2 million
- $126 million of acquisitions and growth completed in Asia, USA and Australia
- Sound balance sheet – gearing [D/E] at 55%

**before profits on disposal of businesses*

For further information contact:
Rod Pearse, telephone (02) 9220 6300
or Kylie FitzGerald, telephone (02) 9220 6390

Results at a glance

Half-year ending 31 December	2001	2000	% change
A$ million			
Sales revenue	1,732	1,654	4.7
EBITDA*	256	245	4.2
EBIT*	161	153	5.5
Net interest	32	37	(15.3)
Profit before tax*	130	116	12.2
Profit on disposal of businesses	0	29	-
Tax	37	52	(28.6)
Profit after tax	92	92	-
Profit after tax *(excluding net $19.8m profit on disposal of business in Dec-00)*	**92**	**72**	**27.7**
Cash flow from operating activities	139	130	7.1
Gross assets	4,064	3,825	
Funds employed	2,972	2,689	
Liabilities	2,149	1,991	
Net debt	1,056	854	
Growth & acquisition capital expenditure	126	36	
Stay-in-business capital expenditure	49	43	

Employees	11,608	11,995	(3.2)
Sales per employee, $ million	0.149	0.138	8.0
Net tangible asset backing, $ per share	2.94	2.86	
EBITDA* margin on sales, %	14.8	14.8	
EBIT* margin on sales, %	9.3	9.2	
EBIT* return on funds employed, % (annualised)	10.8	11.4	
Return on equity, % (annualised)	9.6	10.0	
Gearing (net debt:equity plus net debt), %	35.5	32	
Gearing (net debt:equity), %	55	47	
Interest cover, times	5.1	4.9	
Earnings per share, ¢	16.2	16.2	
Dividend per share, ¢	9.0	9.0	

* excludes profit/(loss) on disposal and restructure of businesses.

Results announcement for the half-year ended 31 December 2001

Overview

Boral Limited today announced a net profit after tax and minorities of $92.2 million for the half-year ended 31 December 2001, a 27.7% increase in underlying profit (i.e. before profit from disposal of businesses) compared with last year.

Earnings per share for the half-year was steady at 16.2 cents.

Sales revenue of $1.73 billion was 4.7% above the prior December half-year and 6.5% above the June-2001 half.

A strong performance from Asian plasterboard and continued strong results from Quarry End Use (QEU) and the USA were positive features of the half-year, which together with the benefits of effective margin management, capital management and cost reduction programs more than offset $10m of lost earnings from divested businesses. An earlier and stronger than expected recovery in housing in Australia provided additional volume benefits in the December quarter.

The major features for the half-year profit result were:

- A stronger performance from the Asian plasterboard joint venture delivering a $10.6 million profit compared with the breakeven position in the prior corresponding half-year.
- Earnings of A$59.2 million from US operations (up 3.5%), including a positive foreign exchange impact of around $4 million at the EBIT level.
- An improvement in Australian revenues and profits in the December quarter following a relatively weak performance in the September quarter.
- A $12.8m profit from Quarry End Use (QEU) business unit in the December quarter predominantly resulting from the Greystanes development project.
- $5.7 million (15%) lower interest costs through lower interest rates
- $15 million lower tax expense primarily due to lower Australian corporate tax rates and a favourable tax environment for the Asian Plasterboard JV.
- $51 million reduction in operating costs as a result of operational improvements and overhead reductions.

Compared with the half-year to December 2000, underlying earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 4.2% to $255.7 million and underlying EBIT improved by 5.5% to $161.1 million. Compared with the six months to June 2001, however, when the Australian Building and Construction cycle was at its lowest, EBITDA in the December half improved by 24% and EBIT by 47%.

Despite relatively depressed trading conditions in Australia, particularly in the September 2001 quarter, underlying EBITDA to sales margin for the first half remained steady at 14.8% and improved from 12.7% in the six months to 30 June 2001. Portfolio reshaping and some volume improvements together with price, cost and capital management initiatives, enabled the performance improvement. The overall EBIT to sales margin improved slightly to 9.3% compared with the December 2000 half-year result of 9.2% but improved significantly on the 6.7% EBIT margin for the June 2001 half-year.

The half-year tax expense of $37.4 million resulted in an effective tax rate of 29%; this compares with 36% in the half-year to December 2000. The lower effective tax rate was predominantly due to lower Australian corporate tax rates and a favourable tax environment in which the Asian Plasterboard JV operates.

Mr Rod Pearse, Boral's Managing Director and CEO, said, "Boral's half-year profit of $92.2 million represents a significant improvement in the Company's underlying performance. The Australian building and construction cycle has now passed through a very sharp and major downturn. While demand for dwellings has recovered quickly from cyclical lows, demand from the non-dwelling and roads, highways & subdivisions market segments remains very depressed".

"Boral has demonstrated an ability to manage more effectively during difficult conditions, compared with previous cyclical downturns, which will benefit us substantially as the upturn gathers momentum and beyond. The strong foundation we have been building over the last two years, through our focus on operational improvement, overhead cost reduction, capital management and portfolio reshaping positions us well for the future", said Mr Pearse.

"In the USA, where 24% of Boral's revenues were sourced during the period, the housing market demonstrated resilience to the US economic downturn and the outlook continues to be favourable for Boral's key markets. The strong underlying market together with good margin management and a positive exchange rate impact resulted in Boral's US operations delivering a 3.5% profit improvement of A$59.2 million. This was particularly pleasing at a time of economic uncertainty and in the context of the disturbing global events that occurred during the period.

"In Asia, the plasterboard joint venture with Lafarge delivered a strong result for the half-year. We have been very encouraged by the improvement in underlying performance of the JV, which lifted Boral's profit share from breakeven last year to $10.6 million in the last six months. We have confidence in this business and its ongoing potential. Boral has spent in excess of $140 million over the past 18 months to fund new strategic initiatives within the JV; this has lifted our equity position from 27% at the time of the JV formation to 48% on 31 December 2001. Boral's share of JV profits for the six months to December 2001 of $10.6 million is a promising turnaround from the $10 million loss reported for Asian Plasterboard for the half year two years ago", said Mr Pearse.

"Boral's balance sheet is in a strong position. Prior to the demerger, Boral's gearing was at a high level of 83%. Through focused management and reductions in stay-in-business capital expenditure, gearing reached a low of 47%. Gearing has increased modestly to 55% following the funding of a range of growth initiatives, most of which were announced last year. The acquisition of Concrite was finalised in the September quarter with earnings for the first four months exceeding expectations," concluded Mr Pearse.

Approximately $126 million of growth activities were financed during the half-year period and $49 million was spent on stay-in-business capital.

Market conditions

Total Australian building and construction activity, as measured by value of work done, reached the bottom of the cycle in the six months to December 2000; activity was approximately 26% below the peak of the cycle, which occurred in the six months ended June 2000. Overall levels of building and construction activity remained at bottom of the cycle levels during the six months to June 2001.

A cyclical recovery in the dwellings segment commenced during the half-year to 31 December 2001. Total estimated value of building and construction work done in Australia for the six months to December 2001 increased by 4.0% compared with June 2001 half.

Australian dwelling approvals increased 48% for the six months ending December 2001 compared with the prior corresponding period, yet value of work done (as estimated by BIS Shrapnel) is estimated to have increased by only 10.2%. Activity during the period in Queensland and Victoria was well ahead of the national average whereas demand in NSW and WA was well below.

Total activity in the Australian building and construction markets, as measured by estimated value of work done, increased by 5.7% in the six months to December 2001 compared with the prior corresponding period. The value of work done in new dwelling construction, which drives approximately a third of Boral's total revenues, for the half-year to December 2001 increased by an estimated 10.2%. Non-dwelling construction activity, which drives a quarter of Boral's earnings increased by 2.3% and roads, highways, subdivision and bridges construction activity, which determines approximately 15% of Boral's revenue declined by 2.3%.

In the USA, residential construction activity levels remained relatively robust during the first half despite the continued weakening of the US economy. For the six months to December 2001, single-family housing starts in the US were 5% higher than for the corresponding period last year. Action taken by the US Federal Reserve to lower interest rates had a positive impact on housing enabling it to remain at a high level of activity despite a weakening job market. During the period the estimated value of housing work done in Boral's US brick states was up 2.5%. Improved weather conditions during the period also supported strong activity levels.

GDP growth rates generally weakened across Asia in the December 2000 six-month period. However, our plasterboard sales volumes grew strongly. Plasterboard volumes benefited from growth associated with the acquisition of Siam Gypsum in Thailand, from temporary competitor capacity constraints in South Korea and from underlying demand growth arising from the substitution of alternative building materials with plasterboard.

Operations summary

Boral's safety performance was sustained during the December 2001 half-year, with the frequency of employee lost time injuries (per million work hours) remaining at an average of 4. The Company is strongly committed to further improving its safety performance.

Building Products' first half EBIT of $45 million was in line with the prior corresponding period, on revenues of $490.1 million, which were 7.0% down on last December half-year. Low sales volumes to the Australian housing sector in the first quarter constrained the results for Clay & Concrete Products, Timber and Plasterboard operations, however improvements were observed in the December quarter. The result was adversely impacted by the loss of profits following the divestment of the Windows lineal and extrusion operations, Tasmanian Woodchips, and the Tumbarumba Softwood mill. Profit reductions from divestments were more than offset by significant improvements in the Asian Plasterboard JV and in Windows fabrication. EBIT to sales margin increased to 9.2% from 8.6% in the prior year.

Whilst activity in the infrastructure market segment was down and non-dwelling activity was relatively flat during the period, Boral's **Construction Materials** businesses started to benefit from the upturn in the housing sector in the December quarter. Construction Materials reported an EBIT of $62.9 million for the half year, which was 17% up on the prior corresponding half-year, on revenues of $826 million (up 9.5% on Dec-00 half-year). The improved EBIT result was materially assisted by a $12.8 million profit from QEU, together with better than expected earnings from the newly acquired Concrite operation, growth in Blue Circle Southern Cement's lime markets and a continuing turnaround from the Indonesian Concrete business.

Activity in the US housing market remained strong despite depressed economic conditions and reduced consumer confidence. Boral's **USA** revenues grew by 4.7% to US$211 million. Despite improved pricing in most areas of the US business, EBIT to sales margin decreased to 14.3% (from 15.5%) primarily as a result of restructuring costs and continuing high energy costs. Half-year EBIT of US$30.2 million was 3.5% down on last year. In Australian dollar terms, USA EBIT was 3.5% up at $59.2 million due to a $4 million favourable exchange rate impact.

Continuing cost improvement and margin management programs

As a result of Performance Enhancement Programs (PEP) and a continued reduction in overheads, Boral achieved $51 million of operational improvement cost savings during the period. Boral's total number of employees world wide of 11,608 was steady over the six month period despite the acquisition of Concrite but has reduced by 3.2% compared with employee numbers as at December 2000.

Since June 2001, prices have strengthened in softwood and hardwood and in bricks and roof tiles in the USA. Prices have been maintained for cement, masonry, plywood, and aggregates. Pricing of pre-mix concrete, scaffolding, bricks and plasterboard products in Australia has deteriorated.

Focused inventory and capacity management

The focus on controlling inventory levels remained a priority during the period. Production was managed at levels to closely match demand. As a result inventory levels remained in line with December 2000 levels.

The Australian downturn catalysed rationalisation and restructuring of capacity in the Australian market, which will benefit Boral as the upturn progresses.

During the period the closure of Boral's brick plant at Traralgon in Victoria was announced. This follows the closure of the Moorebank brick plant in NSW, announced last year. Boral's remaining brick kilns will experience higher and more effective utilisation rates, resulting in higher plant and industry efficiencies.

Toll crushing arrangements for Pioneer's quarry products at Emu Plains in NSW also commenced during the period allowing Boral's Emu Plains crushing plant to be used more efficiently and at a lower cost.

Portfolio reshaping strategies

Several Australian growth initiatives, announced late in 2001, were finalised or progressed during the period.

- The acquisition of Concrite in NSW was completed in September with the first four month's contribution exceeding expectations; in addition to this acquisition Boral exercised an option to acquire Compton Park Quarry, which is located in the NSW Southern Highlands to further complement Boral's strong aggregate position;
- the Cement division's newly completed Marulan Lime kiln upgrade operated to full capacity during the period to meet demand in Australia's growing lime market; and
- following the Timber BEA claim settlement $22.5 million of funding for growth, over a five year period was granted to Boral from the Federal and NSW Governments; in this context, the Koolkhan timber mill upgrade was completed during the period.

Boral's shareholding in the Asian Plasterboard joint venture with Lafarge increased from 43% to 48% during the period. Growth activities within the Asian JV business progressed with the relocation of the 30 million m^2 plant from Shanghai to Seoul, which is scheduled to commence production in August 2002, and the acquisition of 71% of Siam Gypsum (Thailand) being completed during the half-year.

In the USA, Boral's new clay paver plant in Augusta commenced production during the period. MonierLifetile (50% owned by Boral) completed construction of a new plant in Mexico, which was fully operational by half-year end and construction of the concrete tile plant in Colorado commenced. The acquisition of a concrete tile business in Kansas City was completed with the operation performing well during the period.

During the half-year period $126 million was spent on growth projects and acquisitions. Since July 1999, approximately $385 million has been spent on acquisition and growth projects in Australia, the USA and Asia. These initiatives have been value-adding and in line with Boral's strategic intent. Over the same period, proceeds in excess of $400 million have been delivered from the divestment of underperforming or non-core assets.

Strengthened capital management and balance sheet

Capital expenditure in the six months totalled $175 million, which included $126 million of acquisition expenditure. Stay-in-business capital expenditure of $49 million was held to 58% of depreciation, well below the company's current target maximum of 70%.

Net debt of $1,056 million, increased from $983 million at 30 June 2001 following the funding of several growth initiatives during the period. Strong operational cash flow of $139 million, and tight capital management contained the overall debt level.

Boral's gearing (net debt to equity) increased from 47% at 30 June 2001 to 55% at 31 December 2001. Interest cover increased from 4.9 times to 5.1 times. Gearing remains comfortably within the target range of 40% to 60%.

Reduced tax and interest costs

Net interest expense has declined by 15% ($5.7 million), mainly due to lower interest rates.

Income tax expense has declined by $15.0 million with the average tax rate reducing from 36% to 29%. The majority of this reduction is due to lower Australian corporate tax rates and the favourable tax environment of the Asian Plasterboard JV.

Improved shareholder returns

An interim dividend of 9.0 cents per share has been declared, equal to the interim and final dividend last year. The dividend will be 35% franked; this maintains the franking level of the last full year dividend.

Dividends for the half-year totalled $51.5 million, resulting in a payout ratio of 56% from after tax income of $92.2 million.

Boral's share price has continued to strengthen, increasing by 64% since the demerger. This compares with a 9% increase in the All Ordinaries Index over the same period.

Boral also returned an attractive dividend yield, averaging 5.8% for the six months to December 2001.

Since the demerger, the combined capital growth, dividend yield and franking benefits for Boral's shareholders, has resulted in an annualised Total Shareholder Return (TSR) of 36% ranking the stock in the top half of its benchmark peer group of Australian listed companies.

The interim dividend will be paid on 15 April 2002.

Outlook

Increased housing commencements should impact favourably on Boral's Australian businesses in the second half of FY2002.

Australian non-dwellings and roads, highways and sub-divisions are expected to remain flat for the second half with an improvement in demand occurring in the second half of the 2002 calendar year.

Asian plasterboard markets are expected to strengthen but the JV's volumes will be seasonally weaker and Korean market share will decline from the abnormal high volumes experienced in the December half.

The USA housing market should remain strong in the June half. We believe brick volumes and concrete/clay roof tile volumes will exceed last year's levels.

Overall, Boral's revenues are expected to be significantly stronger in the second half relative to the same period last year, which should result in stronger revenues for the full year to June 2002, compared with the June 2001 result.

Boral has advised its customers of price increases for cement, aggregates, pre-mix concrete, bricks (WA), masonry, hardwoods and softwoods, to take effect within the June half.

There is a continued focus on PEP/ operational improvements in all divisions and stay–in-business capital expenditure is targeted to remain below 70% of depreciation for 2002.

For the full 2002 financial year the Quarry End Use business unit should achieve profits in line with the $24 million reported last year; second half QEU profits will therefore be about half of the profit delivered in the June half last year.

Profit from the Asian plasterboard JV should significantly exceed last year.

Whilst the second half is traditionally a weaker half, Boral's underlying profit performance in the June 2002 half-year is expected to be relatively strong due to increased sales to the new dwellings market segment.

Financial analysts' profit forecasts for Boral for the full year (as summarised by IBES) range from $135 million to $169 million. Assuming market and weather conditions in line with expectations, Boral anticipates its full year reported profit to be towards the top end of this forecast range.

Building Products

Australian bricks, masonry, roofing, windows, timber, Australian and Asian plasterboard

Half-year ended 31 December	2001	2000	% change
Sales revenue, $m	490	527	(7.0)
EBITDA, $m	67	69	(3.2)
EBIT, $m	45	45	0.2
Divisional cash flow*, $m	4	41	
Capital expenditure*, $m	56	14	
Funds employed, $m	1011	842	
EBITDA return on sales, %	13.6	13.0	
EBIT return on sales, %	9.2	8.6	
EBIT return on funds employed, % *(annualised)*	9.0	10.7	
Employees	3640	4064	(10.4)
Sales revenue per employee, $m	0.135	0.130	

* *Including acquisitions*

Despite activity levels for the first quarter being well down on the previous year, the **Building Products** division delivered an unchanged EBIT of $45 million, on weaker revenues of $490 million. Loss of profit contribution from the previously divested Windows lineals and extrusion businesses and Tasmanian Woodchips operations were offset by increased earnings from the Asian Plasterboard JV.

Whilst volume improvements occurred in the second quarter, the overall results from **Clay and Concrete Products** were below expectation, with a slow flow-through of housing approvals in NSW offsetting the more buoyant Victorian and WA markets. Overall revenues remained constant with the previous December. Demand is expected to increase in the second half. Production levels were constrained to match sales throughout the period to prevent inventory build ups.

Australian Plasterboard operations delivered a comparable result to last December half-year, with volume improvements gaining momentum in the second quarter driven by the Queensland and Victorian operations.

The **Asian Plasterboard** JV provided a significant contribution to the group results during the period of A$10.6m, reflecting strong trading conditions and Boral's increase in ownership from 43% at June to 47.7% at December. The JV benefited during the six months from the additional volumes generated by the SGI acquisition, together with a growth in South Korean volumes reflecting increased market share due to short term competitor capacity constraints.

Following the sale of the **Windows'** lineals and extrusion businesses, the fabrication business has been restructured resulting in a good turnaround from its loss-making position a year ago. This business is now delivering profits and an improving return on funds employed.

The **Timber** division's first half performance was characterised by improvements in most areas of the business. There was a significant reduction in asset intensity and profits compared with the December half last year due to the disposal of the Tasmanian Woodchip business in the first half of last year and the sale of the Softwood business at Tumbarumba in NSW.

Boral's long standing BEA claim with the Federal and NSW Governments was favourably resolved during the period. Payments totalling $22.5 million, linked to capital expenditure, will be received over a five-year period.

Construction Materials

Australian quarries, concrete, asphalt, cement, transport, scaffolding, concrete placement, recycling, contracting, quarry end use, and Indonesian concrete.

Half-year ended 31 December	2001	2000	% change
Sales revenue, $m	826	755	9.5
EBITDA, $m	111	100	10.9
EBIT, $m	63	54	16.9
Divisional cash flow*, $m	(5)	56	
Capital expenditure*, $m	84	40	
Funds employed, $m	1359	1301	
EBITDA return on sales, %	13.5	13.3	-
EBIT return on sales, %	7.6	7.1	
EBIT return on funds employed, %	9.3	8.3	
(annualised)			-
Employees	5432	5449	(0.3)
Sales revenue per employee, $m	0.152	0.139	

** Including acquisitions*

Construction Materials reported an EBIT of $63 million for the half year, which was 16.9% up on the prior corresponding half-year, on revenues of $826 million (up 9.5% on Dec-00 half-year). Whilst activity in the non-dwelling and infrastructure market segments was relatively flat during the period, Boral's construction materials businesses benefited from the upturn in the housing sector in the second quarter.

The improved EBIT result was assisted by a $12.8 million profit from **QEU**, largely arising from further land sales from the Greystanes Redevelopment project.

Quarry operations benefited from increased aggregate volumes and the newly formed Emu Plains tolling arrangements operations with Pioneer. Improved results in **Asphalt** were recorded in all States except WA where a small loss was recorded. **Concrete** pricing declined in the metropolitan markets, the impact of which was only partially offset by increased concrete volumes and better than expected earnings from the newly acquired Concrite operation.

The **Blue Circle Southern Cement** operations benefited from an upturn in demand for bulk cement in the Victorian market, which assisted to offset a somewhat subdued NSW market. Strong demand from the steel industry generated increased lime sales and the newly commissioned lime kiln operated at high levels of capacity utilisation and significantly reduced production costs. **Concrete Placing** volumes improved for De Martin & Gasparini during the period, however, margins remained under pressure. **Scaffolding** operations experienced increased utilisation in all States during the December quarter, with strongest demand arising in the Victorian market. **Indonesia Concrete** achieved an improved profit during the period on increased volumes.

USA

Bricks, clay and concrete roof tiles, fly ash, concrete admixtures

Half-year ended 31 December US$	2001	2000	% change
Sales revenue, US$m	211	202	4.7
EBITDA, US$m	42	43	(1.5)
EBIT, US$m	30	31	(3.5)
Divisional cash flow*, US$m	26	28	
Capital expenditure*, US$m	18	12	
Funds employed, US$m	377	357	

** Including acquisitions*

Half-year ended 31 December A$	2001	2000	% change
Sales revenue, A$m	413	368	12.3
EBITDA, A$m	82	78	5.6
EBIT, A$m	59	57	3.5
Divisional cash flow*, A$m	51	50	
Capital expenditure*, A$m	35	23	
Funds employed, A$m	739	644	
EBITDA return on sales, %	19.9	21.2	
EBIT return on sales, %	14.3	15.5	
EBIT return on funds employed, % *(annualised)*	16.0	17.8	
Employees	2260	2321	(2.6)
Sales revenue per employee, A$m	0.183	0.158	

** Including acquisitions*

USA operations delivered a half-year EBIT of US$30.2 million, which was 3.5% down on last year. In Australian dollar terms, USA EBIT was 3.5% up at $59.2 million due to a $4 million favourable exchange rate impact.

Despite improved pricing in most areas of the US business, EBIT to sales margin decreased to 14.3% (from 15.5%) due to continued high energy costs and restructuring costs.

Bricks operations generated a steady profit for the six months on improved revenues, with flat sales volumes and an increase in selling prices. The Augusta paver plant upgrade in Bricks was completed in December and activity continues on the packaging and dryer capital projects in the Clay Tiles business. BMTI, Boral's **Flyash** business, delivered an improved profit, on recovering volumes. The **Clay Tiles** operations results were negatively impacted by production and labour issues during the period. The Boral and Lafarge concrete roof tile JV, **MonierLifetile,** benefited from improved volumes and pricing increases throughout the period and now contributes around 15% of the US result.

HALF YEARLY REPORT

Boral Limited

BORAL LIMITED
ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Name of entity

Boral Limited

ABN	Half Yearly	Preliminary Final	Half year ended ('current period')
13 008 421 761	✓		31 December 2001

For announcement to the market

				$'A Millions
Sales revenue *(item 1.24)*	up	4.7%	to	1,731.9
Revenues from ordinary activities (including proceeds on sale of non-current assets)(item 1.1)	down	4.2%	to	1,750.2
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	0.6%	to	99.9
Profit from ordinary activities after tax before profit on sale of businesses *(item 1.23 less item 1.28)*	up	27.7%	to	92.2
Profit from ordinary activities after tax attributable to members *(item 1.23)*	up	0.2%	to	92.2
Net profit for the period attributable to members *(item 1.11)*	up	0.2%	to	92.2

Dividends	Amount per security	Franked amount per security at 30% tax (2000 34%)
Interim dividend *(item 15.6)*	9 cents	3.15 cents
Previous corresponding period *(item 15.7)*	9 cents	3.15 cents

Record date for determining entitlements to the dividend *(see item 15.2)*: 22 March , 2002

Short details of any bonus or cash issue or other item(s) of importance not previously released to the market: Nil

Consolidated statement of financial performance

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.0 (a)	Sales revenue *(see item 1.24)*	1,731.9	1,654.0	4.7%
1.0 (b)	Other revenues from ordinary activities *(see items 1.25 - 1.26)*	18.3	172.3	-89.4%
1.1	Revenues from ordinary activities *(see item 1.24 - 1.26)*	1,750.2	1,826.3	-4.2%
1.2	Expenses from ordinary activities *(see items 1.27 - 1.31)*	(1,609.5)	(1,634.7)	-1.5%
1.3	Borrowing costs *(excluding interest revenue - see item 1.25)* *(Net interest expense $31.5 million, 2000 $37.2 million)*	(33.8)	(60.5)	-44.1%
1.4	Share of net profit of associates and joint venture entities *(see item 16.7)*	22.7	13.3	70.7%
1.5	**Profit from ordinary activities before tax**	129.6	144.4	-10.2%
1.6	Income tax on ordinary activities	(37.4)	(52.4)	-28.6%
1.7	**Profit from ordinary activities after tax**	92.2	92.0	0.2%
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-	-
1.9	**Net profit**	92.2	92.0	0.2%
1.10	Net profit (loss) attributable to outside equity interests	-	-	-
1.11	**Net profit for the period attributable to members**	92.2	92.0	0.2%

Earnings per share *(see item 10.1)*

Basic EPS	16.2 cents	16.2 cents	
Diluted EPS	16.1 cents	16.1 cents	

Non owner transactions in equity - *see additional notes - note 1*

Consolidated retained profits

1.12	Retained profits at beginning of financial period	138.7	87.1	
1.13	Net profit attributable to members *(item 1.11)*	92.2	92.0	0.2%
1.14	Net transfers to and from reserves ~~(item 1.35)~~	0.1	-	-
1.16	Dividends and other equity distributions paid or payable	(51.5)	(51.1)	-0.8%
1.17	**Retained profits at end of financial period**	179.5	128.0	40.2%

Profit restated to exclude amortisation of goodwill

1.18	Profit from ordinary activities after tax before outside equity interests (item 1.7) and amortisation of goodwill (item 2.1)	99.9	99.3	0.6%
1.19	Less (plus) outside equity interests	-	-	-
1.20	**Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members**	99.9	99.3	0.6%

Profit (loss) from ordinary activities attributable to members

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.21	Profit from ordinary activities after tax *(item 1.7)*	92.2	92.0	0.2%
1.22	Less (plus) outside equity interests	-	-	-
1.23	***Profit from ordinary activities after tax,*** **attributable to members**	92.2	92.0	0.2%

Revenue and expenses from ordinary activities

		Current period $'A Millions	Previous corresponding period $'A Millions	% Change +/-
1.24	**Sales Revenue**			
	Sale of goods	1,672.3	1,589.4	5.2%
	Sale of services	59.6	64.6	-7.7%
		1,731.9	1,654.0	4.7%
1.25	**Interest income**	2.3	23.3	
1.26	**Other revenue**			
	Proceeds on sale of non-current assets	16.0	149.0	-89.3%
		16.0	149.0	-89.3%
Revenues from ordinary activities *(item 1.1)*		1,750.2	1,826.3	-4.2%
1.27	**Details of expenses**			
	Cost of goods sold	1,135.0	1,060.0	7.1%
	Distribution expenses	224.0	225.4	-0.6%
	Selling and marketing expenses	82.7	84.4	-2.0%
	Administrative expenses	140.6	141.4	-0.6%
	Written down value of assets sold	18.2	115.0	-84.2%
	Goodwill amortisation	9.0	8.5	5.9%
Expenses from ordinary activities *(item 1.2)*		**1,609.5**	**1,634.7**	**-1.5%**
1.28	**Profit from ordinary activities after income tax expense includes the following revenues and expenses the disclosure of which are relevant in explaining the financial performance of the entity:**			
	Profit on sale of businesses	-	28.9	-
	Tax expense	-	(9.1)	-
	Profit on sale of businesses after tax expense	-	19.8	-
1.29	**Depreciation and amortisation excluding amortisation of intangibles** ***(see item 2.3)***	85.1	83.8	1.6%
1.30	**Interest costs capitalised in asset values** Not applicable			
1.31	**Outlays capitalised in intangibles (unless arising from an acquisition of a business)** Not applicable			

Transfers from and to reserves

		Current period - $'A Millions	Previous Corresponding period - $'A Millions
1.32	*Increase /(decrease) in asset revaluation reserve* recognised in equity for the period	-	-
1.33	Net exchange difference on translation	10.0	13.2
1.34	Other reserves	-	-
1.35	Total net transfer from (to) reserves ~~(see item 1.14)~~	10.0	13.2

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $'A Millions	Related tax (expense) / benefit $'A Millions	Related outside equity interests $'A Millions	Amount (after tax) attributable to members $'A Millions
2.1	Amortisation of goodwill	9.0	(1.3)	-	7.7
2.2	Amortisation of other intangibles	0.5	-	-	0.5
2.3	**Total amortisation of intangibles**	9.5	(1.3)	-	8.2
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

		Consolidated - previous corresponding period			
		Before tax $'A Millions	Related tax (expense) / benefit $'A Millions	Related outside equity interests $'A Millions	Amount (after tax) attributable to members $'A Millions
2.1	Amortisation of goodwill	8.5	(1.2)	-	7.3
2.2	Amortisation of other intangibles	0.4	-	-	0.4
2.3	**Total amortisation of intangibles**	8.9	(1.2)	-	7.7
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Consolidated statement of financial position

		31 December 2001 $'A Millions	30 June 2001 $'A Millions	31 December 2000 $'A Millions
	Current assets			
4.1	Cash	39.2	34.7	100.0
4.2	Receivables	628.7	662.6	580.8
4.3	Investments	-	-	-
4.4 (a)	Inventories	373.3	363.0	372.2
4.4 (b)	Inventories - land held for resale	10.0	10.9	5.4
4.6	Other - prepayments & deferred expenses	58.6	37.4	48.5
4.7	**Total current assets**	1,109.8	1,108.6	1,106.9
	Non-current assets			
4.8	Receivables	57.0	48.7	44.9
4.9	Investments (equity accounted)	375.0	323.4	192.8
4.10	Other investments	0.3	0.3	0.2
4.11	Inventories - land held for resale	35.6	39.9	48.0
4.14	Other Property, plant and equipment (net)	2,097.2	2,114.1	2,081.3
4.15	Intangibles (net)	230.1	211.7	208.3
4.16	Deferred tax assets	145.5	147.7	133.2
4.17	Other	14.0	6.2	9.7
4.18	**Total non-current assets**	2,954.7	2,892.0	2,718.4
4.19	**Total assets**	4,064.5	4,000.6	3,825.3
	Current liabilities			
4.20	Payables	436.3	483.1	420.8
4.21	Interest bearing liabilities	71.5	28.5	12.1
4.22	Tax liabilities	18.8	22.9	0.1
4.23	Provisions	249.7	284.5	294.1
4.25	**Total current liabilities**	776.3	819.0	727.1
	Non-current liabilities			
4.27	Interest bearing liabilities	1,023.7	989.0	942.0
4.28	Tax liabilities	228.7	233.5	225.8
4.29	Provisions	120.2	104.6	95.9
4.31	**Total non-current liabilities**	1,372.6	1,327.1	1,263.7
4.32	**Total liabilities**	2,148.9	2,146.1	1,990.8
4.33	**Net assets**	1,915.6	1,854.5	1,834.5
	Equity			
4.34	Capital	1,567.1	1,556.7	1,556.7
4.35	Reserves	166.6	156.7	147.7
4.36	Retained profits	179.5	138.7	128.0
4.37	**Equity attributable to members of the parent entity**	1,913.2	1,852.1	1,832.4
4.38	Outside equity interest in controlled entities	2.4	2.4	2.1
4.39	**Total equity**	1,915.6	1,854.5	1,834.5

Exploration and development expenditure capitalised

5.1 to 5.6 Not Applicable

Development properties

6.1 to 6.7 Not Applicable

Consolidated statement of cash flows

		Current period $'A Millions	Previous corresponding period $'A Millions
	Cash flows related to operating activities		
7.1	Receipts from customers	1,893.0	1,866.4
7.2	Payments to suppliers and employees	(1,691.2)	(1,685.1)
7.3	Dividends received from associates	8.7	1.3
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1.9	23.7
7.6	Interest and other costs of finance paid	(33.0)	(54.6)
7.7	Income taxes paid	(40.6)	(22.1)
7.8	Other	-	-
7.9	**Net operating cash flows**	138.8	129.6
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(76.3)	(79.3)
7.11	Proceeds from sale of property, plant and equipment	16.0	158.5
7.12	Payment for purchases of equity investments	(97.4)	-
7.13	Proceeds from sale of equity investments	-	-
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other	-	-
7.17	**Net investing cash flows**	(157.7)	79.2
	Cash flows related to financing activities		
7.18	Proceeds from issues of securities (shares, options, etc)	1.4	-
7.19	Proceeds from borrowings	404.7	-
7.20	Repayment of borrowings	(330.1)	(107.9)
7.21	Dividends paid (Net of dividends reinvested under the Dividend Reinvestment Plan $9.0 million (2000 $Nil))	(42.4)	(51.1)
7.22	Other (on-market share buy-backs)	-	-
7.23	**Net financing cash flows**	33.6	(159.0)
7.24	**Net increase/(decrease) in cash held**	14.7	49.8
7.25	Cash at beginning of period	19.2	42.6
7.26	Exchange rate adjustments to item 7.25	0.5	3.7
7.27	**Cash at end of period** (see reconciliation of cash)	34.4	96.1

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows:

Issue of shares in respect of dividend reinvestment plan $9.0 million (2000 $Nil)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period $'A Millions	Previous corresponding period $'A Millions
8.1 Cash on hand and at bank	11.2	44.8
8.2 Deposits at call	2.4	3.0
8.3 Bank overdraft	(4.8)	(3.9)
8.4 Other (term deposits)	25.6	52.2
8.5 **Total cash at end of period** (item 7.27)	34.4	96.1

Ratios

	Current period	Previous corresponding period
Profit before tax/sales revenue 9.0 Consolidated operating profit before tax and before sale of businesses (item 1.5 less item 1.28) as a percentage of sales revenue (item 1.0a)	7.5%	7.0%
Profit before tax/revenue 9.1 Consolidated operating profit before tax (item 1.5) as a percentage of revenue (item 1.1)	7.4%	7.9%
Profit after tax/equity interests 9.2 *Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37).*	4.8%	5.0%

Earnings per security (EPS)

	Current period	Previous corresponding period
10.1 Calculation of basic and fully diluted EPS in accordance with AASB 1027 "Earnings per share".		
(a) Basic EPS	16.2 cents	16.2 cents
(b) Diluted EPS	16.1 cents	16.1 cents
(c) Weighted average number of ordinary shares outstanding during the period used in calculation of the Basic EPS	569,868,923	568,050,178

NTA Backing

	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	$ 2.94	$ 2.86

Discontinuing operations

12.1 Discontinuing operations

None

Control gained over entities having material effect

13.1 to 13.4 None material*

* During the year control was gained over Concrite Holdings Pty Ltd and its controlled entities

Loss of control of entities having a material effect

14.1 to 14.5 Not applicable

Dividends

15.1 Date the dividend is payable	15 April , 2002
15.2 Record date to determine entitlements to the dividend (ie on the basis of registrable transfers received up to 5.00pm if paper based, or by "end of day" if a proper SCH transfer)	22 March , 2002

Amount per security

Franking rate applicable			Amount per security	Franked amount per security
15.6	**Interim dividend:**	Current year	9 Cents	3.15 cents at 30% tax
15.7		Previous year	9 cents	3.15 cents at 34% tax
15.8	**Final dividend:**	Current year	N/A	N/A
15.9		Previous year	N/A	N/A

Interim dividend

	Current period $'A Millions	Previous corresponding period $'A Millions
15.10 Ordinary securities	51.4	51.1
Final prior year dividend under provided	0.1	-
15.13 Total	51.5	51.1

The dividend plans shown below are in operation.

Dividend reinvestment plan

The last date(s) for receipt of election notices for the dividend plans	22 March , 2002

Any other disclosures in relation to dividends

Nil

Details of aggregate share of profits/(losses) of associates

	Entity's share of associates':	Current period $'A Millions	Previous corresponding period $'A Millions
16.1	Profit from ordinary activities	24.5	15.5
16.2	Income tax on ordinary activities	1.8	2.2
16.3	**Profit from ordinary activities after income tax**	**22.7**	**13.3**
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit**	**22.7**	**13.3**
16.6	Adjustments	-	-
16.7	**Share of net profit of associates and joint venture entities**	**22.7**	**13.3**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities.

Name of entity		Percentage of ownership interest held at the end of the period		Contribution to net profit after tax (item 1.9)	
		Current period	Previous corresponding period	Current period $'A Millions	Previous corresponding period $'A Millions
17.1	**Equity accounted associates and joint venture entities**				
	Lafarge Boral Gypsum in Asia Ltd	47.7%	26.7%	10.6	0.1
17.2	Total			10.6	0.1
17.3	**Other material interests**				
	No material interests				
17.4	Total			-	-

Issued and quoted securities at end of current period

	Category of securities	Number issued	Number quoted	Issue price ($)	Amount paid-up (cents)
18.3	**Ordinary securities**	571,650,119	571,650,119	-	-
18.4	Changes during current period				
	(a) Increases through issues	3,599,941	3,599,941	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.7	**Options**			Exercise price	Expiry date
	Options issued pursuant to the Boral Senior Executive Option Plan.	1,160,000	-	$ 5.26	11-Dec-2002
		30,000	-	$ 5.26	2-Mar-2003
		930,000	-	$ 3.00	4-Dec-2003
		160,000	-	$ 3.00	19-Jan-2004
		1,250,000	-	$ 4.04	1-Feb-2004
		1,684,550	-	$ 3.18	6-Dec-2004
		750,000	-	$ 2.28	1-Mar-2005
		750,000	-	$ 2.28	13-Nov-2005
		5,045,800	-	$ 1.97	8-Dec-2005
		700,000	-	$ 3.35	6-Nov-2006
18.8	Issued during current period	700,000	-	$ 3.35	6-Nov-2006
18.9	Exercised during current period	-	-	$ -	-
18.10	Expired during current period	213,000	-	$ 4.63	22-Oct-2001

Segments

	Current Period		Previous Corresponding Period		Current Period		Previous Corresponding Period		Current Period		Previous Corresponding Period	
	$'A Millions	%	$'A Millions	%	$'A Millions	%	$'A Millions	%	$'A Millions	%	$'A Millions	%
	Revenue*				Operating profit**				Assets			
BUSINESS SEGMENTS												
Building Products	490.1	28.3	527.1	31.9	45.3	28.1	45.2	29.6	1,242.7	32.0	1,111.7	31.0
Construction Materials	826.4	47.7	755.0	45.6	62.9	39.0	53.8	35.2	1,728.3	44.6	1,665.2	46.2
United States of America	413.4	23.9	368.2	22.3	59.2	36.7	57.2	37.5	876.9	22.6	774.8	21.6
Discontinued activities	2.0	0.1	3.7	0.2	(0.2)	(0.1)	(0.4)	(0.3)	4.9	0.1	13.2	0.4
Corporate	0.0	-	0.0	-	(6.1)	(3.8)	(3.1)	(2.0)	26.7	0.7	27.0	0.8
SEGMENT TOTAL	1,731.9	100	1,654.0	100	161.1	100	152.7	100	3,879.5	100	3,591.9	100
Disposal and restructure of businesses							28.9					
Net interest expense					(31.5)		(37.2)					
Cash and investments ***									39.5		100.2	
Deferred tax assets (unallocated)									145.5		133.2	
	1,731.9		1,654.0		129.6		144.4		4,064.5		3,825.3	

	Revenue*				Operating profit**				Assets			
GEOGRAPHICAL SEGMENTS												
Australia	1,288.9	74.4	1,261.4	76.2	97.8	60.7	99.6	65.2	2,688.5	69.3	2,665.5	74.1
United States of America	413.4	23.9	368.2	22.3	59.2	36.7	57.2	37.5	876.9	22.6	774.8	21.6
Other overseas	27.6	1.6	20.7	1.3	10.4	6.5	(0.6)	(0.4)	282.5	7.3	111.4	3.1
Discontinued activities	2.0	0.1	3.7	0.2	(0.2)	(0.1)	(0.4)	(0.3)	4.9	0.1	13.2	0.4
Corporate	0.0	-	0.0	-	(6.1)	(3.8)	(3.1)	(2.0)	26.7	0.7	27.0	0.8
SEGMENT TOTAL	1,731.9	100	1,654.0	100	161.1	100	152.7	100	3,879.5	100	3,591.9	100
Disposal and restructure of businesses							28.9					
Net interest expense					(31.5)		(37.2)					
Cash and investments ***									39.5		100.2	
Deferred tax assets (unallocated)									145.5		133.2	
	1,731.9		1,654.0		129.6		144.4		4,064.5		3,825.3	

* *Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.*
** Operating profit represents profit before income tax expense.
*** Cash and investments excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

Building Products	Australian and Asia Pacific operations in bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction Materials	Australian and Asia Pacific operations in quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
United States of America	Bricks, rooftiles and flyash
Discontinued activities	Natural stone, brick and quarry operations in Europe.
Other overseas	Asia, New Zealand

Comments by directors

Basis of accounts preparation

This half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. It is recommended that this half-year financial report be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by Boral Limited and Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as outlined below, are consistent with those of the previous financial year and corresponding half-year.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Material factors effecting the revenues and expenses of the consolidated entity for the current period.

Refer attached Results Announcement

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported.

Nil

Franking credits available and prospects for paying fully or partly franked dividends for at least a year.

The balance of the franking account for the company as at 31 December 2001 is $Nil after adjusting for franking credits/debits that will arise from:

- the payment/refund of the amount of the provision for income tax
- payment of dividends recognised as a liability at the current balance date
- the receipt of intercompany dividends from controlled entities during the current financial year.

The company anticipates that future franking credits/debits arising from future transactions of the abovementioned nature will enable it to continue to pay dividends franked to at least 35% in the next year.

Changes in accounting policies since the last annual report are disclosed as follows.

Segment reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time from 1 July 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are : Construction Materials, Building Products, USA.

Comparative information has been restated for the changes in definitions of segment revenues and results. There is no financial effect on the group as a result of these changes.

Foreign currency translation

The consolidated entity has applied the revised AASB 1012 *Foreign Currency Translation* (issued in November 2000) for the first time from 1 July 2001.

There is no financial impact on the group as a result of applying this standard.

Earnings per share

The consolidated entity has applied AASB 1027 *Earnings Per Share* (issued in June 2001) for the first time from 1 July 2001.

Basic and diluted earnings per share ("EPS") for the comparative period ended 31 December 2000 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic earnings per share is now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share are now calculated by only adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on funds that would have been received had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to the dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares.

The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of share for each series of potential ordinary share.

There is no material impact on the group as a result of applying this standard.

Compliance statement

1 This report has been prepared under the accounting policies which comply with accounting standards as defined in the Corporations Act 2001.

2 This report is prepared under the Corporations Act 2001.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

☐	The financial report has been audited.	☑	The financial report has been subject to review.
☐	The financial report is in the process of being audited or subject to review.	☐	The financial report has *not* yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: [signature] Date: 13 February 2002

(Company secretary)

Print name: M. B. Scobie

Additional notes to Appendix 4B

1. Non owner transactions in equity

	Current period $'A Millions	Previous corresponding period $'A Millions
Net profit for the period attributable to members (*see item 1.11*)	**92.2**	**92.0**
Non-owner transaction changes in equity		
Net exchange difference on translation of financial statements of self-sustaining foreign operations	24.5	46.0
Net exchange difference on translation of long-term borrowings net of income tax expense benefit/expense	(14.5)	(32.8)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity	**10.0**	**13.2**
Total changes in equity from non-owner related transactions attributable to members of the parent entity	**102.2**	**105.2**

2. Contingent Liabilities

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Boral Limited's wholly or partly-owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed and costs estimated clean-up costs have been expensed or provided for.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business. It is the opinion of management that any liabilities arising from such lawsuits and claims would not have a material adverse effect on the consolidated financial statements or are not at this time capable of reliable quantification.

DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited:

1. the financial statements and notes set out on pages 1 to 14, are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the Directors:

Kenneth J. Moss
Director

Rodney T. Pearse
Director

Sydney, 13 February 2002

Independent review report to the members of Boral Limited

Scope

We have reviewed the financial report of Boral Limited for the half-year ended 31 December 2001 in the form of Appendix 4B to the Australian Stock Exchange Listing Rules, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes and the directors' declaration, but excluding the following sections:

(a) material factors affecting the revenues and the expenses of the economic entity for the current period

(b) compliance statements.

The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the half-year or from time to time during the half-year. The Company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows and in order for the Company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Boral Limited is not in accordance with:

(a) the Corporations Act 2001, including:

   i. giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

   ii. complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

Trent van Veen
Partner

Place: Sydney
Date: 13 February 2002

DIRECTORS' REPORT

In accordance with the Corporations Act 2001, the Directors of Boral Limited ("the Company") report on the consolidated entity, being the Company and its controlled entities, for the half-year ended 31 December 2001:

(1) **Review of Operations**
A review of the operations of the consolidated entity during the half-year and the results of those operations is set out in the attached Results Announcement.

(2) **Names of Directors**
The following persons have been Directors of the Company at all times during and since the end of the half-year:

Kenneth J. Moss (Chairman)
Rodney T. Pearse (Managing Director)
Elizabeth A. Alexander
E. John Cloney
Rodney T. Halstead
Mark R. Rayner
J. Roland Williams

No other person has been a Director of the Company at any time during or since the end of the half-year.

(3) The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

Kenneth J. Moss	Rodney T. Pearse
Director	Director

Sydney, 13 February 2002

02 MAR -8 AM 8:10

ACN 008 421 761
Level 39, AMP Centre,
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

13 February 2002

The Manager, Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

I attach copies of slides (20 - two to each page) being shown by Rod Pearse, the Managing Director, during briefings for analysts and the media on Boral's results for the half year ended 31 December 2001.

Yours faithfully

M.B. Scobie
Company Secretary

BORAL

2002 INTERIM RESULTS

13 February 2002

Boral's underlying profit increases by 28% to $92 million

Media Presentation
2002 Interim Result

Rod Pearse

Presentation outline

- Features of the year
- Financial results
- Segment overview
  - Building Products
  - Construction Materials
  - USA
- Perform & grow strategy
- Outlook

The Australian cycle is turning


VALUE OF WORK DONE – AUSTRALIA Seas. Adj. ($99/00 $m)
30,000
25,000
20,000
15,000
10,000
5,000
-
Roads/Hwys/Subs
Non-Dwellings
A&A
Dwellings
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02 E

Source: Australian Bureau of Statistics, BIS Shrapnel forecast

2002 Interim Result

Features

USA housing activity remains strong

VALUE OF WORK COMMENCED IN USA "BRICK STATES"*


1992 US$ billion (real)
100
75
50
25
0
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02 (E)

* **Brick States:** Alabama, Arkansas, Carolinas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Ohio, Oklahoma, Tennessee, Texas, Virginia.

Source: US Census Sept 01 & Dodge Q3 2001 forecast

2002 Interim Result

Features

Features of the half year

- PAT (before disposal of businesses) up 28% to $92m
- Sales revenue up 5% to $1.73b
- EBIT/ Sales margin steady at 9.3%
- *Strong result from Asia & USA;* Australian market recovering; strong QEU result
- Interest down 15%; tax down 29%
- EPS steady at 16.2c
- Dividend maintained at 9c per share with 35% franking
- Sound balance sheet - gearing (D/E) at 55% (or 35% D/D+E)

BORAL **2002** Interim Result

Features

Underlying profit increases by 28% to $92m

A$ million	Dec-01	Dec-00	%YoY change
Sales revenue	1,732	1,654	5%
EBITDA*	256	245	4%
EBIT*	161	153	6%
Interest	32	37	(15%)
Profit before tax*	130	116	12%
Tax*	37	43	(14%)
Profit after tax*	**92**	**72**	**28%**
Profit on disposal of businesses after tax	0	20	-
Profit after tax	92	92	0%

* Excludes profit / (loss) on disposal of businesses

BORAL **2002** Interim Result

Financial results

Margins lifting


EBIT/Sales %
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
FY96
FY97
FY98
FY99
FY00
FY01
HY02
EBITDA/Sales %
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY96
FY97
FY98
FY99
FY00
FY01
HY02

Results for reported building and construction materials businesses each year

BORAL **2002** Interim Result Financial results

Operational improvement and growth lifted underlying performance


$153 m
$161 m
Divestments
Price
Cost savings
Growth
HY01 EBIT
Once-off & POSA
Volume
Other costs
Restructuring costs
FX & other
HY02 EBIT

BORAL **2002** Interim Result Financial results

Strong growth in offshore businesses

Sales, A$ million	Dec-01	Dec-00	% YoY change
Australia	1,289	1,261	2%
USA	413	368	12%
Other overseas	28	21	33%
Discontinued	2	4	-
Total	1,732	1,654	5%
EBIT, A$ million			
Australia	97.8	99.6	(2%)
USA	59.2	57.2	4%
Other overseas	10.4	(0.6)	-
Corp. / Other	(6.3)	(3.5)	-
Total	161.1	152.7	6%

BORAL **2002** Interim Result

Segment overview

Asia Plasterboard JV performing well

- JV net profit of $10.6m for Boral compared to $10m loss two years ago
- Finalised acquisition of 71% of Siam Gypsum in Thailand; integration proceeding well
- South Korea performing well
- 30m m^2 plant relocated from Shanghai to Seoul; Korean market growth justifies capacity expansion
- China passed EBITDA breakeven after rationalisation
- Boral's share of JV from 43% (Jun-01) to 48% (Dec-01)
- JV now around 34% of Asia capacity (exc. Japan)

BORAL **2002** Interim Result

Segment overview - Building Products

Strong turnaround & potential in Asia


Asia EBIT
(Plasterboard & Indonesian Concrete)
EBIT A$ million
15
10
5
0
-5
-10
-15
-20
1H99
2H99
1H00
2H00
1H01
2H01
1H02

Greystanes progressing well as part of QEU


NEL* – first sales
• Further sales in FY2002 – FY2003
NEL* – first sales
• Sold in FY2001
NEL* – first sales
• Sold 1H FY2002
SOLD
SOLD
SEL*
• Precinct plan approved
• Site of current quarry operations
• Development approx FY2006-FY2008
Residential Development
• Staged subdivision FY2003-FY2008
Widemere
• To be partly used for quarry recycling
• Earmarked for future employment land rezoning

*NEL = Northern Employment Lands

*SEL = Southern Employment Lands

Good growth in USA profits


USA EBIT
EBIT A$ million
0
10
20
30
40
50
60
70
1H96
2H96
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02

2002 Interim Result

Segment overview - USA

Boral's Strategic Intent

Boral intends to be a value-driven, focused building and construction materials supplier operating in Australia and increasingly offshore

Financial Objectives

1. ***Exceed the weighted average cost of capital (WACC) on a sustainable basis through the building cycle***
2. ***Beat the competition in comparable markets***
3. ***Deliver superior total shareholder returns (TSR)***

2002 Interim Result

Perform & Grow Strategy

Boral is delivering improved shareholder returns

- Earnings per share of 16.2 cents
- Dividend of 9.0 cents for half year
- Franking maintained 35% level
- Dividend yield, averaging 5.8% for six months to Dec-01
- DRP continuing to operate for interim dividend
- Share price up from $2.28 at demerger to $3.71 *(12 Feb-02)*
- TSR* of 36% from demerger to 12 Feb-02

* Annualised Total Shareholder Return

Strong share price performance since demerger


4.00
3.00
2.00
1.00
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01

Boral's strategy is to perform & grow around its leading reserve and market positions



USA
Bricks #1
Roof tiles #1
Fly ash #2
ASIA
Plasterboard*
Indonesia #1
Malaysia #1
China (east) #1
Korea #1
Thailand #1
The Philippines #1
Indonesia concrete #1
AUSTRALIA
Cement #1
Quarries #1
Bricks #1
Masonry #1
Concrete #1
Asphalt #2
Roof tiles #2
Plasterboard #2

*Asian plasterboard in joint venture with Lafarge

2002 Interim Result — Perform & Grow Strategy

Boral's strategy is to perform & grow

Since Demerger	Acquisitions/Growth capex	Divestments
Europe		Europe Bricks, Europe Calcit Quarry
Services & Eng'g		Melocco Vic & NSW, Tyres
Building products		Windows Lineals & Extrusions, Building Products NZ, Southport Ceramics
Timber	Oberon Softwood JV (with CHH), Koolkhan upgrade (first part of $22.5m BEA claim)	Tas. Woodchips, Tas. Board Mills, Tumbarumba mill, Hardwoods Qld
Construction materials	Concrite (concrete), Alsafe Concrete, QEU, Transfield Asphalt, Lime upgrade (Marulan), Compton Park Quarry	SE Transport
USA	Commercial/moulded brick upgrade, Brick paver plant, MonierLifetile expansion	
Asia	Plasterboard JV (incl. Siam Gypsum), Indonesia Concrete Assets	
Total	$395m	>$400m
EBIT Return	> 15%	< 5%

2002 Interim Result — Perform & Grow Strategy

Second half outlook – improving markets

- Increased Australian housing commencements should impact favourably
- Australian construction materials markets (non-dwelling and RH&S) flat
- Strengthening Asian plasterboard markets (but seasonally weaker)
- US volumes remaining strong (but seasonally weaker)

Outlook – Financial Year 2002

- Second half revenues to significantly exceed last year
- Traditionally a weaker second half but relatively strong underlying profit anticipated in Australia
- Seasonally weaker Asian plasterboard & USA profits
- QEU should achieve another $12 million profit in June half
- Full year profit towards top end of IBES forecast range ($135 - $169 million)